Exhibit 99.1

XP Provides Supplementary Information Regarding Short-Selling Report

São Paulo, Brazil, March 16, 2025 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today that it is releasing supplementary information to reinforce its prior disclosure on March 12, 2025 (link) addressing the short seller report.

XP has a solid business model that benefits investors, and it does not tolerate misinformed short sellers that spread false information about the company in the hope of driving down its stock price.

XP has changed the history of the capital markets and retail investment in Brazil by bringing the best products and, above all, the best advisory services available to Brazilian investors. As with any disruptive journey, it is natural that this trajectory bothers many, especially those who may benefit from investor misinformation. Agents who spread misinformation with the aim of attacking XP often have material conflicts of interest. However, the greatest consequence of this type of speculation and the resulting narrative wars on social media is the harm caused to the end client.

XP’s business model is one of the most solid and sustainable in the country, offering a unique value proposition to investors, with one of the lowest leverage levels in the market and the best efficiency ratio among the main financial institutions operating in Brazil. Our client base is made up of people who have worked hard to build their wealth, trusting XP with more than R$1 trillion and helping the company grow for 24 years. To achieve this, XP has helped develop an entire ecosystem involving investment advisors, consultants, asset managers, distributors – always with considerable investment in technology, product development, and professional training, with strict and unwavering compliance with regulations and adherence to best market practices.

The most recent attempt to harm XP, on March 12, came disguised as a report full of false and distorted information, signed by a small and unknown research house with questionable credibility and previous controversies. These firms profit by driving down the prices of the shares and bonds of companies they supposedly analyze. Subsequently, this false information was amplified by social media accounts seeking engagement and clicks at any cost. XP intends to respond forcefully, using all available legal measures, as it has done in the past against this type of accusations. XP has already been the target of similar attacks, including attempts at class actions. The company did not settle any of these lawsuits and succeeded in all court decisions in the United States.

XP will continue to provide high-quality services to Brazilian investors, building its reputation with an increasingly long-term vision.

Below, we once again explain why the short seller’s speculation is uninformed and inaccurate.

Commitment to transparency

XP Inc. is a company regulated by various authorities such as the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, and the U.S. Securities and Exchange Commission (SEC). All our operations are regularly audited by independent auditors, and we follow appropriate governance and compliance standards.

Our business model is solid, and our commitment remains unwavering: to offer the best investment solutions with security, transparency, and respect for our clients.

About the Gladius and Coliseu funds

The funds mentioned in the report are exclusive vehicles of XP Inc.‘s treasury, in which the company itself is the sole investor. They do not raise client funds, nor do they rely on the entry of new participants to maintain their operations or build their net assets, and therefore, their profitability structure cannot be compared to investment funds that are openly distributed in the market. The returns of these portfolios result from XP’s operations across various markets and instruments where the company has a significant presence—in particular, returns for market-making and liquidity services in several segments of the financial industry, with retail, institutional and corporate clients. These services play an important role in the Brazilian market, enabling transactions to be carried out with greater efficiency and liquidity. We hold a prominent position, for example, in the secondary corporate credit markets, flexible options, and futures contracts (RLP), among other regulated instruments. We are the most significant participant in market-making for stock options, international indexes, and linear interest rate derivatives and are among the top 5 agents in currency options, equity linear derivatives, and the overall ranking of exchange-traded derivatives1.

The vehicles are essential for managing market and liquidity risk arising from these activities and are capitalized through XP Inc.‘s foreign portfolios to, among other objectives, preserve the nature of the group’s prudential entities. This model follows widely adopted practices by other major domestic and international financial institutions and is regulated by the competent authorities in Brazil (CVM and the Central Bank of Brazil).

Finally, the funds have independent administrators and custodians, such as BNY Mellon, which ensure asset conformity, settlement of operations, and adherence to rules and regulations impartially. Additionally, the portfolios are regularly audited by independent auditors, which review and certify the funds’ financial statements, ensuring their compliance with accounting and regulatory standards. Both institutions have a high level of credibility and expertise, supporting XP’s commitment to the highest compliance with regulatory bodies and applicable law.

1 Based on stock rankings from February reports issued by clearinghouses and trading platforms: ranked 1st in the domestic markets for equity volatility (Equity Vol), offshore equity index volatility (Offshore Equity Index Vol), and interest rate swaps; 4th in the currency options (FX Vol) market and in the overall derivatives ranking; and 5th in the equity swaps market (Equity Swaps).

About the diversification of investment products, including COEs

XP offers a broad and diversified portfolio of products, always respecting the profile and financial objectives of each investor. Among the various options are Structured Notes (COEs). Currently, COEs represent only 3% of XP’s assets under custody, reinforcing that the product accounts for just a small fraction of client portfolios. Additionally, as their pricing is comparable and aligned with other investment products, their relevance to the company’s performance and results is also proportional to their representation in assets under custody.

In 2024, Brazilian financial institutions issued approximately R$40 billion in COEs, and XP accounted for R$8.5 billion, representing a 23% market share. In other words, other financial institutions were responsible for 77% of issuances.

In the past 3 years, approximately 80% of clients who acquired COEs have achieved returns above 100% of the CDI (Brazil’s interbank rate), with an average return of 111% of the CDI. Beyond the product’s returns, a significant portion of COEs have principal protection, offering investors security in case the underlying asset underperforms.

Of the amount issued by the company in 2024, more than 80% (R$7 billion) were COEs with fixed income instruments as the underlying asset, and of these, 95% of clients earned returns above 100% of the CDI.

XP offers various financial products, such as stocks, investment funds, fixed income, and pensions, with COEs being just one of the alternatives for those seeking diversification. It is important to highlight that all information about fees and conditions is presented clearly and transparently, in compliance with market regulations and in line with CVM Resolution 179. Due to the transparency ensured by this resolution, it is possible to verify that COE costs are similar to other comparable products in the market (between 0.7% and 1.0% per year).

XP remains steadfast, transforming and innovating the Brazilian financial market every day, with the mission of offering quality products and services to all clients.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com